July 14, 2010
Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. H. Christopher Owings

Re:	FirstEnergy Corp. Registration Statement on Form S-4, File No. 333-165640
Dear Mr. Owings:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, FirstEnergy Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-165640) to July 16, 2010 at 2 p.m. Eastern Time or as soon thereafter as practicable.
     The Company hereby acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please call Zachary N. Wittenberg, Esq. of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4592.

Very truly yours, FIRSTENERGY CORP.
By:	/s/ Leila L. Vespoli
Leila L. Vespoli
Executive Vice President and General Counsel

cc:	Lilyanna L. Peyser, Attorney Advisor, U.S. Securities and Exchange Commission
Mara Ransom, Legal Branch Chief, U.S. Securities and Exchange Commission
Rick L. Burdick, Esq., Akin Gump Strauss Hauer & Feld LLP